Exhibit 99.1

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

June 26, 2026

The following provides matters voted upon and the results of the votes at the Annual General Meeting of the shareholders of Highlander Silver Corp. (the “Company”) held on June 25, 2026, in Vancouver, British Columbia (the “Meeting”). 89,363,153 common shares of the Company were represented at the Meeting. All matters were approved by a majority vote of shareholders present in person or represented by proxy at the Meeting as follows:

		Votes For		Votes Against		Non-Vote	Votes Withheld
	Description of Matter	Number	%	Number	%	Number	Number	%
1.	Ordinary resolution to elect the following nominees as Directors:
	Richard W. Warke	72,418,230	85.42%	-	-	4,589,057	12,355,866	14.58%
	Daniel Earle	77,275,647	91.15%	-	-	4,589,057	7,498,449	8.85%
	Jerrold Annett	75,080,276	88.57%	-	-	4,589,057	9,693,820	11.43%
	Javier Toro	75,434,356	88.98%	-	-	4,589,057	9,339,740	11.02%
	Thomas Whelan	77,715,781	91.67%	-	-	4,589,057	7,058,315	8.33%
	Poonam Puri	84,655,749	99.86%	-	-	4,589,057	118,347	0.14%
2.	Ordinary resolution to appoint Davidson & Company LLP, Chartered Professional Accountants as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	89,230,316	99.85%	-	-	-	132,837	0.15%

Highlander Silver Corp.

/s/ Tom Ladner

Tom Ladner

General Counsel